[redacted]

14040058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52493

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, SUITE 2550
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera (305) 533-1027
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name - *if individual, state last, first, middle name*)

396 Alhambra Circle, Ste. 900 (Address) Coral Gables (City) Florida (State) 33134 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, William A. Herrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick, LLC, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

02-28-14

JENNY SOBALVARRO
Notary Public, State of Florida
Commission # EE 849817
My comm. expires Nov. 07, 2016

(Signature)

FINOP
(Title)

Jenny Sobalvarro
(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

BULLTICK, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

TABLE OF CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Manager of
Bulltick, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick, LLC as of December 31, 2013, that is files pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bulltick, LLC as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

HLB Gravier, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 27, 2014

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

BULLTICK, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	149,435
Financial instruments owned, at fair value - (Note 2)		23,289
Receivable from clearing brokers - (Note 4)		2,752,789
Deposits with clearing brokers - (Note 4)		266,046
Commissions and other fees receivable, net- (Note 4)		176,577
Due from related parties - (Note 5)		769,203
Other assets		36,207
TOTAL ASSETS	**$**	**4,173,546**

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	419,755
Due to related parties - (Note 5)		6,111
TOTAL LIABILITIES		425,866
Contingencies - (Note 6)		
MEMBER'S EQUITY		3,747,680
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**4,173,546**

The accompanying notes are an integral part of this financial statement.

Note 1 – Summary of Significant Accounting Policies

Business and Organization

Bulltick, LLC, (the "Company") is a Delaware limited liability company and wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC (formerly Bulltick Capital Markets Holdings, LP) (the "Parent") which is a Delaware limited liability company.

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA") authorized to conduct securities sales, trading and brokerage activities on a fully-disclosed basis. The Company is also a member of the following exchanges: NYSE Arca, NASDAQ Stock Market, and BATS.

The Company acts primarily in an agency capacity for its customers located mostly within Latin America, providing customers with executions of mostly United States ("US") traded equities, including ETF's (Exchange Traded Funds) and ADR's (American Depository Receipts), as well as assisting customers with conversions of US listed ADR's with the corresponding locally traded equities, and charging commissions and fees for these services. The Company also trades ETF's, ADRs and foreign debt securities for its own accounts, primarily on a riskless principal basis and may also earn placement fees for assisting in raising money for various entities. The Company's trading operations are in Miami, Florida with representative offices in Mexico City, Mexico and Bogota, Colombia. During 2011 and 2012, the Company's trading operations in Mexico City, Mexico, Buenos Aires, Argentina and Sao Paulo, Brazil were consolidated into its corporate trading operation in Miami, Florida.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

The Company has adopted Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. In accordance with ASC 820, fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in an orderly transaction with an independent counter-party in the principal market or the absence of a principal market, the most advantageous market for the investment or liability. ASC 820 establishes a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions markets participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

Note 1 – Summary of Significant Accounting Policies (continued)

The hierarchy is summarized in the three broad levels listed below:

Level 1 – quoted prices in active markets for identical investments

Level 2 – other significant observable input (including quoted prices for similar investments, interest rates, credits, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of the investments)

See Note 2 for the fair value measurement of the Company's financial instruments and investments.

Cash Equivalents and Concentrations
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Derivative Financial Instruments
Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Derivatives used for economic hedging purposes include futures. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of earnings as trading revenues. The Company does not apply hedge accounting as defined in ASC 815, *Derivative Instruments and Hedging Activities*, as all financial instruments are measured at fair value with changes reflected in earnings. Therefore, the disclosures by ASC 815 are generally not applicable with respect to these financial instruments.

Receivables
Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payment as deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2013, an allowance for doubtful accounts of $25,000 was maintained and considered sufficient to absorb any future losses on the Company's outstanding receivables.

Note 1 – Summary of Significant Accounting Policies (continued)

Financial Instruments Owned

Financial instruments owned are comprised of equity and debt securities, all of which are classified as trading securities and are carried at their fair value based on the quoted market prices of the securities as of the measurement date. Net realized and unrealized gains and losses on trading securities are included in trading activity gains in the accompanying statement of operations. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

Income Taxes

The Company is not subject to federal and foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Parent therefore all current and future income tax assessments are attributable to the members of the Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2009 through 2013. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company has adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Subsequent Events

In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 27, 2014, which is the date the financial statements were available to be issued.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Financial Instruments Owned

The Company's assets and liabilities recorded at fair value have been categorized based the fair value hierarchy and the Company's accounting policies as disclosed in Note 1. The following table presents information about the Company's assets measured at fair value as of December 31, 2013:

Assets at Fair Value Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Allowable financial instruments owned	$ 8,523	$ 14,766	$ -	$ 23,289
Total assets at fair value	$ 8,523	$ 14,766	$ -	$ 23,289

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $2,725,708, which exceeded requirements by $2,625,708 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.1562 to 1.

Note 4 – Risk Concentrations

Clearing and Depository Concentration

The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing, LLC, whose principal office is in New Jersey. In addition, the Company maintains clearing and depository accounts for its futures, foreign exchange and other securities transactions with Velocity Trade whose principal office is in Toronto, Canada, Jeffries Bache Financial Services, Inc. whose principal office is in New York, New York and Rosenthal Collins Group, and R.J. O'Brien, whose respective principal offices are located in Chicago, Illinois.

At December 31, 2013, deposits at clearing brokers and the amount receivable from clearing brokers included in the accompanying statement of financial condition are held by and due from or to these brokers, including $2,653,432 due from Pershing LLC, approximately 64% of total assets, as of December 31, 2013.

Note 4 – Risk Concentrations (continued)

Financial Instruments Owned

The Company's financial instruments holdings are subject to credit risks inherent in the issuing countries. The financial instruments, at market, at December 31, 2013, consisted of issues from the following countries:

Country	Fixed Income Securities	Equities and Other Securities	Total Securities
Greece	$ 14,766	-	$ 14,766
Mexico	8,523	-	8,523
	$ 23,289	$ -	$ 23,289

Financial Instruments Sold, But Not Yet Purchased

The Company did not hold any securities sold, but not yet purchased at December 31, 2013. But as part of normal course of business the company may have short-sale liabilities, these are normally collateralized by a portion of the receivable from the clearing brokers.

Futures Trading Risks

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and are used to meet the needs of customers, conduct trading activities, and manage market risk and are, therefore, subject to varying degrees of market and credit risk.

Futures provide for the delayed delivery of the underlying instrument. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. There were no open trades in futures positions at December 31, 2013.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of financial instruments not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations.

Note 4 – Risk Concentrations (continued)

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers activities by establishing limits on trading activity and, when applicable, requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, require the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy to review, as necessary, the credit standing of each counterparty

Note 5 – Related Party Transactions

Due from Related Parties
The Company has made advances to various affiliates related to the Company by virtue of common ownership. These receivables, amounting to $769,203, are not secured, non-interest bearing, and are due on demand. These assets are considered non-allowable under the Uniform Net Capital Rule of the Securities and Exchange Commission.

Payables to Related Parties
At December 31, 2013, $6,111 of management fees are due to the affiliates and are included in due to related parties in the accompanying statement of financial condition.

Note 6 – Contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its businesses. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of any such reviews, in the aggregate, will not have a material adverse effect on the Company's financial condition.

Note 7 – Consolidation of Affiliated Broker-Dealers and Subsequent Event

In October 20, 2013, the Company filed a Continuance in Membership Application ("CMA") with FINRA seeking approval for the Company to receive the accounts and business activities currently conducted through its two common-owned FINRA member broker-dealers, Bulltick Securities, LLC and Bulltick Investments, LLC (the "Affiliated BD's"). The accounts and business activities to be transferred into the Company from the Affiliated BD's are primarily from high net worth individual clients based mostly in Latin America and will be reflected in new divisions within the Company. The transfer of the accounts and business of the Affiliated BD's into the Company is expected to generate operating efficiencies in the overall combined management of the businesses. On February 27, 2014 the CMA was approved by FINRA.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

A LIMITED LIABILITY PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

201 Alhambra Circle
Suite 901
Coral Gables, FL 33134
Tel: 305.446.3022

www.gnacpa.com